(A)

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SECU[obscured] 11025051 [obscured]ON

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SEC Mail Processing Section

DEC 16 2011

Washington, DC 110

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 33729

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2010 (MM/DD/YY) AND ENDING 9/30/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Forsyth Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

243 North Lindbergh Blvd., Suite 301
(No. and Street)

St. Louis	MO	63141
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hugh V. Murray (314) 997-7488
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kiefer Bonfanti & Co., LLP
(Name – *if individual, state last, first, middle name*)

701 Emerson Road, Suite 201	St. Louis	MO	63141
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AD 4/6

OATH OR AFFIRMATION

I, Hugh V. Murray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Forsyth Securities, Inc., as of September 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KIRSTEN M. BROWN
My Commission Expires
May 2, 2015
St. Charles County
Commission #11425956

NOTARY PUBLIC NOTARY SEAL STATE OF MISSOURI

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORSYTH SECURITIES, INC.

SEPTEMBER 30, 2011 AND 2010

Table of Contents

Kiefer | Bonfanti & Co. LLP
Certified Public Accountants & Business Advisors

701 Emerson Road
Suite 201
St. Louis, MO
63141

314.812-1100
f.314.812-1199

kieferbonfanti.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Forsyth Securities, Inc.

We have audited the accompanying statements of financial condition of **Forsyth Securities, Inc.** (a Missouri corporation) as of September 30, 2011 and 2010, and the related statements of operations, cash flows, and changes in stockholders' equity for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of **Forsyth Securities, Inc.** as of September 30, 2011 and 2010, and the results of its operations and cash flows, for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on Pages 13-15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Kiefer Bonfanti & Co. LLP

November 23, 2011

STATEMENTS OF FINANCIAL CONDITION

Assets

	September 30, 2011		September 30, 2010
Assets			
Cash	$	**19,699**	$ 27,497
Cash deposit with clearing brokers		**30,000**	30,843
Receivable from clearing brokers		**38,034**	32,229
Receivable other, net		**5,210**	13,462
Other assets		**5,946**	4,300
Total Assets	$	**98,889**	$ 108,331

Liabilities and Stockholders' Equity

	2011		2010
Liabilities			
Accounts payable	$	**996**	$ -
Brokers escrow payable		**35,084**	28,899
Clearing brokers payable		**10,119**	7,987
Commissions payable		**16,376**	19,780
Accrued administrative expenses		**10,807**	6,972
Total Liabilities		**73,382**	63,638
Stockholders' Equity			
Preferred stock - non-convertible, par value $100, authorized 1,000 shares; issued 994.685 shares; and outstanding 831.920 shares		**119,033**	119,033
Cost of treasury shares (162.765 shares)		**(32,323)**	(32,323)
		86,710	86,710
Common stock, par value $1, authorized 30,000 shares; issued 5,000 shares; and outstanding 4043 and 4053 shares		**5,000**	5,000
Additional paid-in capital		**261,550**	261,550
Cost of treasury shares (957 and 947 shares)		**(314)**	(274)
		266,236	266,276
Retained earnings (deficit)		**(327,439)**	(308,293)
Total Stockholders' Equity		**25,507**	44,693
Total Liabilities and Stockholder' Equity	$	**98,889**	$ 108,331

See accompanying notes to financial statements.

STATEMENTS OF OPERATIONS

	Years Ended September 30, 2011	2010
Revenues		
Commissions	$ 723,442	$ 521,926
Direct participation - limited partnership	15,392	20,777
Interest	317	66
Miscellaneous	-	1,333
Total Revenues	739,151	544,102
Operating Expenses		
Commissions and incentive payments	337,534	223,566
Administrative salaries	121,830	100,317
Clearing fees	80,130	55,017
Building rental and maintenance	54,218	46,922
Office and quote equipment rental	47,821	40,840
Office expense	32,961	18,494
Regulatory fees	31,504	27,997
Insurance and bond premiums	19,172	10,788
Payroll taxes	13,017	11,416
Professional fees	11,973	9,165
Telephones	8,137	7,697
Total Operating Expenses	758,297	552,219
Net Loss	$ (19,146)	$ (8,117)

See accompanying notes to financial statements.

STATEMENTS OF CASH FLOWS

	Years Ended September 30,	
	2011	2010
Cash Flows from Operating Activities		
Net loss	**$ (19,146)**	$ (8,117)
Adjustments:		
Change in assets and liabilities		
(Increase) decrease in operating assets		
Cash deposit with clearing brokers	**843**	3,000
Receivable from clearing brokers	**(5,805)**	418
Receivable other, net	**8,252**	(137)
Other assets	**(1,646)**	-
Increase (decrease) in operating liabilities		
Accounts payable	**996**	(2,723)
Brokers escrow payable	**6,185**	568
Clearing brokers payable	**2,132**	(841)
Commissions payable	**(3,404)**	4,490
Accrued administrative expenses	**3,835**	2,644
Net Cash Used by Operating Activities	**(7,758)**	(698)
Cash Flows from Financing Activities		
Preferred treasury stock sold	**-**	5,000
Common treasury stock purchased	**(40)**	-
Net Cash Provided (Used) by Financing Activities	**(40)**	5,000
Net Increase (Decrease) in Cash and Cash Equivalents	**(7,798)**	4,302
Cash and cash equivalents, beginning of year	**27,497**	23,195
Cash and Cash Equivalents, End of Year	**$ 19,699**	$ 27,497

See accompanying notes to financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid-in Capital	Cost of Common Treasury Shares	Preferred Stock	Cost of Preferred Treasury Shares	Retained Earnings (Deficit)	Total
Balance, September 30, 2009 as previously reported	$ 5,000	$266,479	$ (274)	$119,033	$(42,252)	$(309,976)	$ 38,010
Prior period adjustment	-	-	-	-	-	9,800	9,800
Balance, September 30, 2009 as restated	5,000	266,479	(274)	119,033	(42,252)	(300,176)	47,810
Preferred Stock Treasury shares sold	-	(4,929)	-	-	9,929	-	5,000
Net loss for the year ended September 30, 2010	-		-	-	-	(8,117)	(8,117)
Balance, September 30, 2010	5,000	261,550	(274)	119,033	(32,323)	(308,293)	44,693
Common stock: Treasury shares purchased	-	-	(40)	-	-	-	(40)
Net loss for the year ended September 30, 2011	-	-	-	-	-	(19,146)	(19,146)
Balance, September 30, 2011	**$ 5,000**	**$261,550**	**$ (314)**	**$119,033**	**$(32,323)**	**$(327,439)**	**$ 25,507**

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2011 AND 2010

Business Descriptions

Forsyth Securities, Inc. (the "Company") is a registered broker/dealer under the Securities Exchange Act of 1934. The Company was organized on January 9, 1985, the date of issue of the Certificate of Incorporation by the Secretary of the State of Missouri, and commenced operations in June 1985. The Company's customers are located principally in the St. Louis, Missouri area.

The Company (an introducing broker) clears its customer transactions through RBC Capital Markets, Inc. a division of Royal Bank of Canada, Members, New York Stock Exchange, on a fully disclosed basis. During the year ended September 30, 2011, the company ceased clearing transactions with another clearing broker, First Clearing Corporation. The clearing broker will deduct from commissions due the Company a clearing fee for their services, based on the number of shares traded and a charge by the exchange on which the trade is executed. RBC Capital Markets, Inc. requires the Company to maintain a good faith cash deposit of $30,000. Claims against the Company, not otherwise resolved within 5 days notice to the Company, may be charged to this deposit account by the clearing broker, if commissions due the Company on hand are inadequate to settle the claim. The clearing broker, upon termination of the agreement will deliver to the Company the contents of the deposit account on or before the 30th day of said termination. The funds maintained with the clearing broker are at risk, uninsured and un-collateralized.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains cash and cash equivalent balances at several financial institutions. Accounts at banks are insured by the Federal Deposit Insurance Corporation up to $250,000 at each bank.

Revenue Recognition

Commissions on options, securities and other financial products marketed by the Company are recorded gross on notice of the amount from the clearing broker on a trade date basis.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates and Assumptions

Management uses estimates and assumptions in preparing these financial statements in accordance with United States of America generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Broker Compensation:

Monthly Commission Payout

Commissions paid to brokers are an agreed upon percentage based on cleared business or packaged products and the broker's status with the Company. The broker also earns a ticket bonus determined by applying an ascending rate that increases with the dollar value of the ticket. Brokers are allowed to receive payments in advance of earned commissions.

The Company provides an allowance for advance of earned commissions based on historical experience and management's analysis of the current status of existing advances. As of September 30, 2011 and 2010, management had determined the allowance to be approximately $40,000. The amount to be collected from future commissions due to the brokers, net of allowance, at September 30, 2011 and 2010 was $5,210 and $13,462, respectively.

Quarterly Commission Payout

The Company also pays a quarterly commission on the second payday of the quarter. This payout will be determined by multiplying the broker's production by a variable percent. The variable percent can range from zero to 30%, and is contingent upon the Company's profitability. Payments of approximately $93,200 and $24,800 were made to brokers during the fiscal years ended September 30, 2011 and 2010, respectively.

Escrow Accounts

Brokers agree to fund contingent liability escrow accounts. These accounts are funded by setting aside 2% of the gross commission, net of clearing fees, from every trade. If no potential liabilities are pending at the end of a quarter, the broker receives 10% of their escrow account balance.

Notes to Financial Statements (Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Broker Compensation (Continued):

Management Bonus
The Company stockholders passed by resolution a management compensation plan (revised 1999). Under the plan, the Company's president receives a minimum monthly salary. In addition, the Company also pays a quarterly bonus. The bonus payments for a fiscal year are not to exceed a gross amount of $100,000 before income taxes. The plan further stipulates that the bonus payments are to be paid 20% in preferred stock and 80% in cash.

For the years ended September 30, 2011 and 2010, the Company's president did not receive bonus payments under the plan.

Property and Equipment
Property and equipment are stated at cost, and depreciation is computed using accelerated methods over the estimated useful lives of three to seven years. The Company's policy is to capitalize all property and equipment purchases over $5,000. At September 30, 2011 and 2010, the capitalized cost of property and equipment assets was $116,272 and all were fully depreciated.

Subsequent Events
The Company has evaluated subsequent events through November 23, 2011, the date which the financial statements were available to be issued, for possible additional recognition disclosure.

2. STOCKHOLDERS' EQUITY

Common Stock (Unrestricted and Restricted)

The Company's president is the sole unrestricted stockholder. The Company also has a class of restricted common stock stockholders who have acquired certain voting rights. The sales price and transferability of these shares is restricted. Currently, there are eight (8) common restricted shares outstanding.

2. STOCKHOLDERS' EQUITY (CONTINUED)

Preferred Stock

All of the preferred shares are held by the Company's president/stockholder or employees. Preferred stock is issued to unrestricted common stockholders under the management bonus program, by agreement to brokers with escrow credits, net of redemptions, or by direct sale to employees. During the year ended September 30, 2010, an employee purchased 50 shares of preferred stock for $5,000.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (rule 15c3-1), which requires the maintenance of minimum dollar net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2011 and 2010, the Company had adjusted net capital of $14,351 and $26,931 which was $9,351 and $21,931, in excess of its required minimum dollar net capital of $5,000. The Company's net capital ratio at September 30, 2011 and 2010 was 5.113 to 1 and 2.363 to 1, respectively.

4. LEASE COMMITMENTS

On June 1, 2011, the Company renewed an operating lease agreement for office space. This lease has a term of 3 years, expiring on May 31, 2014. Future minimum lease payments with noncancelable terms in excess of one year, are as follows:

Years Ending September 30,	Amount
2012	$ 30,576
2013	31,054
2014	20,915
	$ 82,545

The lease is cancelable upon payment of two months' rent. Rent expense under this operating lease was $30,416 and $29,938 for the years ended September 30, 2011 and 2010, respectively.

The Company also rents education training facilities for a monthly rental of varying from $1,000 to $2,000 each month. Rent expense under this monthly lease was $20,100 and $13,800 for the years ended September 30, 2011 and 2010, respectively.

4. LEASE COMMITMENTS (CONTINUED)

The Company also rents storage space under two monthly leases totaling $252 each month. Rent expense under these monthly leases was $3,024 for the years ended September 30, 2011 and 2010.

For the years ended September 30, 2011 and 2010, the Company incurred total annual rents of $54,218 and $46,922, respectively.

5. INCOME TAXES

The Corporation has no income tax expense or benefit for the years ended September 30, 2011 and 2010. A valuation allowance has been established equal to the deferred tax asset related to the net operating loss carry-forwards, as planning strategies had not been developed to utilize the benefit of the net operating losses and future taxable income could not be assured.

The following carry-forwards are available to offset taxable income in future years:

From Year Ended September 30,	Expiring September 30,	Net Operating Loss
2011	2031	$ -
2010	2030	7,784
2009	2029	51,131
2008	2028	10,694
2005	2025	51,290
2004	2024	55,490
2003	2023	76,876
2002	2022	58,178
		$ 311,443

Financial accounting standards govern how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. These standards require the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" to be sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-likely-than-not threshold would not be recognized in the financial statements for the current year.

The Company has various income tax positions open under the statute of limitations. Management believes these tax positions meet the more-likely-than-not threshold and, accordingly, the tax benefits of these income tax positions have been recognized for the years ended September 30, 2011 and 2010.

Notes to Financial Statements (Continued)

5. INCOME TAXES (CONTINUED)

The Federal income tax return and various state income tax returns of the Company for the years ended September 30, 2011, 2010 and 2009 are subject to examination by the Internal Revenue Service and respective jurisdictions, generally for three years after they have been filed. As of September 30, 2011, no returns have been selected for examination.

6. CONCENTRATIONS

Commissions were approximately 98% and 96% of total revenues for the years ended September 30, 2011 and 2010, respectively. These two clearing brokers represent all of the total outstanding accounts receivable at September 30, 2011 and 2010, respectively. Approximately 88% and 71% of the total accounts receivable outstanding at September 30, 2011 and 2010, respectively, were due from clearing brokers.

The Company also keeps cash on deposit with the two clearing brokers of $30,000 and $30,843 at September 30, 2011 and 2010, respectively.

7. LITIGATION, CLAIMS, AND ASSESSMENTS

During the year ended September 30, 2011, FINRA has commenced three disciplinary actions against four of the Company's brokers, including the Company's president.

a) Disciplinary action against a Company's broker for making improper investment recommendations to clients. The broker claims that the risks inherent to the types of investments have been fully disclosed. FINRA has contacted all of the clients allegedly misled and none of them have chosen to file complaints with FINRA.

b) There is a complaint against a Forsyth broker for (i) failing to promptly inform his supervisor about being charged with felony non-payment of child support and further (ii) failing to promptly inform his supervisor of his guilty plea to these felony charges.

c) There is a FINRA complaint against a former Forsyth broker who failed to promptly notify his supervisor of a felony DWI charge filed against him.

7. LITIGATION, CLAIMS, AND ASSESSMENTS (CONTINUED)

d) Disciplinary action against the Company's president for failing to properly supervise the above broker and the investment recommendations. Additionally, disciplinary action against the Company's president for failing to timely notify FINRA of a charge against one of the Company's former brokers. The president claims that the former broker's attorney misrepresented the charge.

The Company intends to contest the above actions, and they are optimistic of favorable outcomes. Hearings on the matters have been scheduled during the year ending September 30, 2012. While the company believes it has meritorious defenses against the actions, the ultimate resolution of the matters could result in monetary fines or license suspensions.

8. PRIOR PERIOD ADJUSTMENT

The Company has adjusted retained earnings at September 30, 2009 to more properly reflect the accrued liabilities balance in the prior year. The correction has no effect on the results of operations for the years ended September 30, 2011 and 2010; however, the effect increases retained earnings by $9,800. The effect of this adjustment on deferred taxes is immaterial to the financial statements.

9. GOING CONCERN

As shown in the accompanying financial statements, the Company's net loss was $19,146 and $8,117 for the years ended September 30, 2011 and 2010, respectively. The ability of the Company to continue as a going concern is dependent on the success of management efforts to obtain additional capital, reduce operating expenditures, or increase trading commissions. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

SUPPLEMENTARY INFORMATION

COMPUTATION OF ADJUSTED NET CAPITAL

	September 30, 2011	September 30, 2010
Ownership Equity		
Capital stock and additional paid in capital	$ 266,236	$ 266,276
Preferred stock	86,710	86,710
Retained earnings (deficit)	(327,439)	(308,293)
Total Ownership Equity	25,507	44,693
Deductions from Capital		
Receivable from firm's employees in excess of escrow	5,210	13,462
Prepaid costs	100	100
Lease and rent deposit	5,846	4,200
Total Deductions	11,156	17,762
Adjusted Net Capital	$ 14,351	$ 26,931
Aggregate Indebtedness		
Accounts payable	$ 996	$ -
Firms' broker escrow payable	35,084	28,899
Clearing brokers payable	10,119	7,987
Commissions payable	16,376	19,780
Accrued administrative expenses	10,807	6,972
Total Aggregate Indebtedness	$ 73,382	$ 63,638
Aggregate Indebtedness as a Percent of Adjusted Net Capital	511.34%	236.30%
Adjusted net capital	$ 14,351	$ 26,931
Less minimum dollar net capital	(5,000)	(5,000)
Net Capital Excess Over Requirement	$ 9,351	$ 21,931
Six and two-thirds (6 2/3)% of aggregate indebtedness	$ 4,892	$ 4,243
Adjusted Net Capital	14,351	26,931
Excess of Net Capital at 1500%	$ 9,459	$ 22,688

RECONCILIATION OF NET CAPITAL COMPUTATION

	September 30,	
	2011	2010
Net Capital at September 30,	**$ 14,351**	$ 26,931
Net Capital shown on most recent unaudited Focus part IIA filing	**14,051**	17,131
Difference Increase (Decrease)	**$ 300**	$ 9,800
The difference between net capital at September 30, and net capital as shown on the most recent Focus part IIA filing results from:		
Audit adjustments		
Decrease in accrued expense	**$ 300**	$ -
Prior period adjustment	**-**	9,800
Total Difference Increase (Decrease) Net Capital	**$ 300**	$ 9,800

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 YEARS ENDED SEPTEMBER 30, 2011 AND 2010

An exemption to the possession or control requirements of Rule 15c3-3 is claimed under Section (k) (2) (ii):

> In that all customer monetary and security receipts by the firm are promptly transmitted in accordance with applicable regulations and that all customer security transactions are cleared through First Clearing, L.L.C., a division of Wells Fargo, or RBC Capital Markets, Inc., a division of Royal Bank of Canada, Members, New York Stock Exchange, on a fully disclosed basis.

Kiefer | Bonfanti & Co. LLP
Certified Public Accountants & Business Advisors

701 Emerson Road
Suite 201
St. Louis, MO
63141

314.812-1100
f.314.812-1199

kieferbonfanti.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Stockholders of
Forsyth Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Forsyth Securities, Inc. (the Company), as of and for the year ended September 30, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis of designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safe guarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. **Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities,** we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with United States of America generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified a deficiency in internal control that we consider to be a significant deficiency, and communicated it in writing to management and those charged with governance on November 23, 2011.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at September 30, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies which rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kiefer Bonfanti & Co. LLP

November 23, 2011

Kiefer | Bonfanti & Co. LLP
Certified Public Accountants & Business Advisors

701 Emerson Road
Suite 201
St. Louis, MO
63141

314.812-1100
f.314.812-1199

kieferbonfanti.com

INDEPENDENT ACCOUNTANTS' REPORT

Forsyth Securities, Inc.
243 N. Lindbergh Blvd., Suite 301
St. Louis, Missouri 63141

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2011 which were agreed to by **Forsyth Securities, Inc.** and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating **Forsyth Securities, Inc.'s** compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). **Forsyth Securities, Inc.'s** management is responsible for the **Forsyth Securities, Inc.'s** compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2011, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kiefer Bonfanti & Co. LLP

December 9, 2010

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

Create a SIPC file this + copy of check

SIPC-7

(33-REV 7/10)

For the fiscal year ended ____________, 20____

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$ 1269.39
B.	Less payment made with SIPC-6 filed (exclude interest) 4/22/11 Forsyth ck # 5971 Date Paid	(767.81)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 501.58
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $________	
H.	Overpayment carried forward $(________)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Forsyth Securities Inc.
(Name of Corporation, Partnership or other organization)

Hugh V. Murray
(Authorized Signature)

President.
(Title)

Dated the 10 day of November, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ________, 20___
and ending ________, 20___

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 739152

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ________

(2) Net loss from principal transactions in securities in trading accounts. ________

(3) Net loss from principal transactions in commodities in trading accounts. ________

(4) Interest and dividend expense deducted in determining item 2a. ________

(5) Net loss from management of or participation in the underwriting or distribution of securities. ________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ________

(7) Net loss from securities in investment accounts. ________

Total additions 739152

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 231395

(2) Revenues from commodity transactions. ________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ________

(4) Reimbursements for postage in connection with proxy solicitation. ________

(5) Net gain from securities in investment accounts. ________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

____

(Deductions in excess of $100,000 require documentation) ________

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________

Enter the greater of line (i) or (ii) ________

Total deductions 231395

2d. SIPC Net Operating Revenues $ 507,757

2e. General Assessment @ .0025 $ 1269.3

(to page 1, line 2.A.)

FORSYTH SECURITIES, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2011 AND 2010

Kiefer | Bonfanti & Co. LLP
Certified Public Accountants & Business Advisors